Exhibit 99.1
PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
INDEPENDENT AUDITOR’S REPORT
AND
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

CONTENTS

PAGE
INDEPENDENT AUDITOR’S REPORT	1

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated balance sheets	2-3
Consolidated statements of income	4
Consolidated statements of stockholders’ equity	5
Consolidated statements of cash flows	6-7
Notes to consolidated financial statements	8-32

INDEPENDENT AUDITOR’S REPORT
Board of Directors
Prime Healthcare Services, Inc., and Subsidiaries
We have audited the accompanying consolidated balance sheets of Prime Healthcare Services, Inc., and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of Prime Healthcare Services, Inc., and Subsidiaries’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prime Healthcare Services, Inc., and Subsidiaries, as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Irvine, California
July 2, 2008

PRIME HEALTHCARE SERVICES, INC.
 AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,
	2007	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$35,821,948	$13,865,034
Restricted cash	1,081,017	—
Patient accounts receivable, net of allowance for doubtful accounts of $25,305,000 in 2007 and $4,171,000 in 2006	108,867,874	53,303,261
Related party receivables	630,007	962,235
Estimated third-party payor settlements	915,757	—
Supplies inventory	3,919,572	2,210,747
Prepaid expenses and other current assets	38,888,590	27,910,975
Deposits	1,208,256	1,881,544
Income taxes receivable	455,169	18,413

Total current assets	191,788,190	100,152,209

PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	136,666,473	30,972,194

GOODWILL	13,707,803	12,316,712

OTHER ASSETS	250,000	—

ASSETS OF DISCONTINUED OPERATIONS	145,220	313,741

	$342,557,686	$143,754,856

	DECEMBER 31,
	2007	2006
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank overdraft	$—	$1,159,486
Accounts payable	27,896,703	17,373,827
Accrued expenses	47,801,086	18,299,594
Medical claims payable	5,828,319	3,959,088
Related party payables	9,673,171	5,669,785
Income taxes payable	558,622	147,000
Estimated third-party payor settlements	—	2,640,190
Pre-petition liabilities	—	1,219,450
Current portion of capital leases	2,942,322	448,440
Current portion of long-term debt	28,323,213	9,093,668

Total current liabilities	123,023,436	60,010,528

LONG-TERM LIABILITIES
Accrued professional liability reserve	45,429	2,288,000
Sale lease-back liability	98,000,000	—
Capital leases, net of current portion	12,236,871	695,426
Long-term debt, net of current portion	54,542,420	14,734,500

Total long-term liabilities	164,824,720	17,717,926

LIABILITIES OF DISCONTINUED OPERATIONS	417	35,027

STOCKHOLDERS’ EQUITY
Common stock, .$01 par value, 3,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	2,999	2,999
Note receivable from related party	(35,762,558)	(9,000,000)
Retained earnings	49,089,475	43,689,329
Non-controlling interest	41,379,196	31,299,046

	54,709,113	65,991,375

	$342,557,686	$143,754,856

See accompanying notes.

PRIME HEALTHCARE SERVICES, INC.
 AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	YEAR ENDED DECEMBER 31,
	2007	2006
REVENUE
Net patient service revenue	$718,642,341	$335,408,330
Premium revenue	27,932,067	26,440,384
Other revenue	6,487,393	5,505,988

	753,061,801	367,354,702

OPERATING EXPENSES
Compensation and employee benefits	301,833,718	141,394,865
Provision for doubtful accounts	125,405,390	42,162,207
General and administrative	121,226,088	73,448,430
Medical supplies	57,162,219	29,984,478
Professional services	43,337,880	27,194,301
Depreciation and amortization	7,901,078	3,553,114
Medical claims	5,209,737	1,321,107
(Gain) on sale of assets	(5,486)	(9,939)

	662,070,624	319,048,563

INCOME FROM OPERATIONS	90,991,177	48,306,139

INTEREST EXPENSE, net	(5,574,878)	(642,039)

GAIN ON EXTINGUISHMENT OF DEBT	—	104,447

INCOME BEFORE PROVISION FOR INCOME TAXES	85,416,299	47,768,547

INCOME TAX (BENEFIT) PROVISION	1,249,091	(2,682,098)

INCOME FROM CONTINUING OPERATIONS	84,167,208	50,450,645

DISCONTINUED OPERATIONS
Income (loss) from operations of discontinued Apple Valley Surgery Center (including income on disposal of $418,140)	216,088	(377,343)
Provision for income taxes	—	—

Net income (loss) from discontinued operations	216,088	(377,343)

INCOME BEFORE ALLOCATION TO NON-CONTROLLING INTEREST	84,383,296	50,073,302

ALLOCATION OF INCOME TO NON-CONTROLLING INTEREST	(69,983,150)	(27,052,372)

CONTROLLING INTEREST IN NET INCOME	$14,400,146	$23,020,930

See accompanying notes.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

		Common	Additional	Note Receivable	Note Receivable	Retained	Non-controlling
	Shares	Stock	Paid in Capital	from Stockholder	from Related Party	Earnings	Interest	Total
BALANCE, December 31, 2005	30	$1	$2,999	$—	$—	$22,768,399	$17,746,674	$40,518,073

Distributions to stockholders	—	—	—	—	—	(2,100,000)	—	(2,100,000)

Notes receivable advanced to stockholder	—	—	—	(9,000,000)	—	—	—	(9,000,000)

Controlling interest in net income	—	—	—	—	—	23,020,930	—	23,020,930

Proceeds from issuance of common stock in non-controlling interest	—	—	—	—	—	—	1,000,000	1,000,000

Distributions to non-controlling interest	—	—	—	—	—	—	(14,500,000)	(14,500,000)

Non-controlling interest in net income	—	—	—	—	—	—	27,052,372	27,052,372

BALANCE, December 31, 2006	30	1	2,999	(9,000,000)	—	43,689,329	31,299,046	65,991,375

Distributions to stockholders	—	—	—	—	—	(9,000,000)	—	(9,000,000)

Notes receivable collected from stockholder	—	—	—	9,000,000	—	—	—	9,000,000

Notes payable proceeds to be received from Prime A	—	—	—	—	(35,762,558)	—	—	(35,762,558)

Controlling interest in net income	—	—	—	—	—	14,400,146	—	14,400,146

Distributions to non-controlling interest	—	—	—	—	—	—	(59,903,000)	(59,903,000)

Non-controlling interest in net income	—	—	—	—	—	—	69,983,150	69,983,150

BALANCE, December 31, 2007	30	$1	$2,999	$—	$(35,762,558)	$49,089,475	$41,379,196	$54,709,113

See accompanying notes.

PRIME HEALTHCARE SERVICES, INC.
 AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Controlling interest in net income	$14,400,146	$23,020,930
Adjustments to reconcile controlling interest in net income to net cash provided by operating activities:
Depreciation and amortization	7,901,078	3,573,601
(Gain) on sale of assets	(5,486)	(9,939)
Provision for doubtful accounts	125,405,390	42,161,121
Gain on extinguishment of debt	—	(104,447)
Deferred income taxes	—	(2,938,000)
Non controlling interest in net income	69,983,150	27,052,372
Changes in assets and liabilities net of acquisitions:
Patient accounts receivable	(180,970,003)	(74,169,911)
Supplies inventory	(208,825)	462,832
Prepaid expenses and other assets	(10,977,615)	(17,449,125)
Deposits	673,288	253,068
Due to/ from related parties	9,544,179	502,158
Accounts payable	10,522,876	13,029,721
Accrued expenses	29,501,492	5,497,878
Medical claims payable	1,869,231	(749,672)
Income taxes payable/ receivable	(25,134)	(2,072,728)
Estimated third-party payor settlements	(3,555,947)	(2,970,417)
Pre-petition liabilities	(1,219,450)	14,540
Net assets of discontinued operation	139,785	(278,714)
Accrued professional liability reserve	(2,242,571)	—

Net cash provided by operating activities	70,735,584	14,825,268

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(17,008,262)	(16,793,910)
Proceeds from the sale of assets	6,812	—
Additional purchase price paid to Vanguard Health System due to working capital adjustment subsequent to acquisition	(1,391,091)	—
Advances on related party notes receivable	(14,300,207)	(2,985,048)
Collection of related party notes receivable	5,069,416	5,361,034

Net cash used in investing activities	(27,623,332)	(14,417,924)

CASH FLOWS FROM FINANCING ACTIVITIES
(Decrease) increase in bank overdraft	(1,159,486)	1,159,486
Net borrowing on line of credit	18,452,257	9,000,000
Proceeds from long-term debt borrowing	25,242,985	5,412,366
Payments on long term debt	(6,182,335)	(2,492,542)
Payments on capital lease obligations	(541,094)	(572,135)
Proceeds from related party notes payables	39,009,668	—
Repayments on related party notes payables	(34,993,316)	—
Advances on stockholder notes receivable	—	(9,000,000)
Collection of stockholder’s notes receivable	9,000,000	—
Proceeds from issuance of common stock in non controlling interest	—	1,000,000
Distribution to non-controlling interest	(59,903,000)	(14,500,000)
Distribution to stockholder	(9,000,000)	(2,100,000)

Net cash used in financing activities	(20,074,321)	(12,092,825)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	23,037,931	(11,685,481)

CASH AND CASH EQUIVALENTS, beginning of year	13,865,034	25,550,515

CASH AND CASH EQUIVALENTS, end of year	$36,902,965	$13,865,034

	YEAR ENDED DECEMBER 31,
	2007	2006
SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$7,434,641	$1,148,702

Income taxes	$1,128,069	$1,431,500

SUPPLEMENTAL DISCLOSURE OF NON CASH INVESTING AND FINANCING ACTIVITIES

Capital lease obligations incurred for the acquisition of property and equipment	$14,576,421	$643,849

Notes payable incurred for the acquisition of property and equipment	$—	$1,777,129

Sale lease-back liability incurred for the acquisition of PVH (see Note 4)	$28,000,000	$—

Sale lease-back liability incurred for the acquisition of CHMC (see Note 4)	$55,762,000	$—

Notes payable proceeds deposited directly with a related party by lender	$35,762,558	$—

See accompanying notes.

PRIME HEALTHCARE SERVICES, INC.
 AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Nature of Business
Prime Healthcare Services, Inc. (the “Company” or “PHSI”) is a Delaware corporation incorporated on March 27, 2000. The Company is a holding company whose principal activity is the ownership and management of its wholly owned subsidiaries:
Desert Valley Hospital, Inc. (“DVH”) is a California S Corporation incorporated on February 13, 1992. DVH operates an 83 bed acute care hospital located in Victorville, California.
Prime Healthcare Services, LLC (“PHS”) is a California LLC formed on April 13, 2004. PHS provides management and consulting services to CVMC.
Apple Valley Surgery Center Corporation (“AVSC”) is a California S Corporation incorporated on May 1, 1989. AVSC operates an ambulatory surgery center located in Apple Valley, California.
Veritas Health Services, Inc. dba Chino Valley Medical Center (“CVMC”) is a California S Corporation incorporated on September 22, 2000. CVMC operates a 126 bed acute care hospital located in Chino California.
Prime Healthcare Services II, LLC dba Sherman Oaks Hospital (“SOH”) is a Delaware LLC formed on December 2, 2004. SOH operates a 153 bed acute care hospital located in Sherman Oaks, California.
Prime Healthcare Services III, LLC dba Montclair Hospital Medical Center (“MHMC”) is a Delaware LLC formed on December 2, 2004. MHMC operates a 102 bed acute care hospital located in Montclair California.
Prime Healthcare Huntington Beach, LLC dba Huntington Beach Hospital (“HBH”) is a Delaware LLC formed on July 21, 2006. HBH operates a 131 bed acute care hospital located in Huntington Beach, California.
Prime Healthcare La Palma, LLC dba La Palma Intercommunity Hospital (“LPIH”) is a Delaware LLC formed on July 21, 2006. LPIH operates a 141 bed acute care hospital located in La Palma, California.
Prime Healthcare Anaheim, LLC dba West Anaheim Medical Center (“WAMC”) is a Delaware LLC formed on July 21, 2006. WAMC operates a 219 bed acute care hospital located in Anaheim, California.
Bio-Med Services, Inc. (“BMI”) is a Delaware S Corporation formed on December 14, 2006. BMI provides asset management services to other PHSI subsidiaries.
Prime Healthcare Paradise Valley, LLC dba Paradise Valley Hospital (“PVH”) is a California LLC formed on November 6, 2006. PVH operates a 301 bed acute care hospital located in National City, California.

Note 1 — Nature of Business (continued)
Prime Healthcare Centinela, LLC dba Centinela Hospital Medical Center (“CHMC”) is a Delaware LLC formed on June 26, 2007. CHMC operates a 370 bed acute care hospital located in Inglewood, California.
Prime Healthcare Anaheim Regional, LLC dba Anaheim Regional Hospital (“PHAR”) is a California LLC formed on March 13, 2007. PHAR was created for the purpose of acquiring a hospital. As of December 31, 2007 PHAR has not commenced operations.
The Company has a variable interest in Desert Valley Medical Group, Inc. (“DVMG”), Chino Valley Medical Group, Inc. (“CVMG”), Sherman Oaks Medical Group Management, Inc. (“SOMGM”), Prime Healthcare Management, Inc. (“PHMI”) and Paradise Valley Medical Group, Inc. (“PVMG”) as defined by Financial Accounting Standards Board (“FASB”) Financial Interpretation No. 46(R) “Consolidation of Variable Interest Entities” (FIN 46(R)). PHSI is the primary beneficiary of these variable interest entities. See basis of consolidation below. DVMG was incorporated as a California professional corporation in August 1995 and is headquartered in Victorville, California. DVMG has over 60 board-certified primary care and specialty physicians, urgent care/walk-in clinics, on-site imaging, health education and access to pharmacy, and lab services. DVMG is affiliated with DVH, which is adjacent to the main campus of DVMG. CVMG was formed in February 2005 to establish a multi-specialty medical group. As of December 31, 2007 CVMG has not commenced operations. SOMGM was incorporated as a California professional corporation in October 2005 and is located in Sherman Oaks, California. PHMI was incorporated on October 18, 2005 as a California corporation and was formerly known as Prime Management Services, Inc. (“PHSI”). PHMI provides certain management services to hospitals owned by PHSI. PVMG was incorporated as a California professional corporation in March 2007 and is headquartered in National City, California.

PRIME HEALTHCARE SERVICES, INC.
 AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 — Organization and Summary of Significant Accounting Policies
Basis of consolidation — The consolidated financial statements include the accounts of PHSI, DVH, PHS, AVSC, CVMC, SOH, MHMC, HBH, LPIH, WAMC, BMI, PVH, CHMC and PHAR. The consolidated financial statements also include the accounts of DVMG, CVMG, SOMGM, PHMI and PVMG which the Company has determined are variable interest entities as defined by FIN 46(R). The equity of the variable interest entities have been reflected as a non-controlling interest as of December 31, 2007 and 2006. The consolidation of these entities does not change any legal ownership, and does not change the assets or the liabilities and equity of PHSI as a stand-alone entity. However, certain creditors of the non-controlling interest entity have recourse to the general credit of the Company. All intercompany accounts and transactions have been eliminated upon consolidation.
Net patient service revenue — Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. In some cases, reimbursement is based on formulas which cannot be determined until cost reports are filed and audited or otherwise settled by the various programs. Normal estimation differences between actual payments received for patient services and net patient accounts receivable recorded in previous years resulted in an increase in net patient service revenue of approximately $15,127,000 and $2,747,000 in the years ended December 31, 2007 and 2006, respectively.
Premium revenue and medical claims expense — The Company has agreements with various Health Maintenance Organizations (“HMO”) to provide medical services to enrollees. Under these agreements, the Company receives monthly capitation revenue based on the number of each HMO’s enrollees, regardless of services actually performed by the Company. Premium revenue under HMO contracts is recognized during the period in which the Company is obligated to provide services. Certain of the HMO contracts also contain shared-risk provisions whereby the Company can earn additional incentive revenue or incur penalties based upon the utilization of inpatient hospital services by assigned HMO enrollees. The Company records shared-risk revenue and expenses based upon inpatient utilization on an estimated basis. Differences between estimated shared-risk revenue or expenses and actual amounts are recorded upon final settlement with each HMO. Amounts due to unaffiliated health care providers for out of network claims are recognized as incurred. The amounts recorded are based upon projections of historical developments. Such projections are adjusted and estimates changed when developments of claims information warrant. Estimation differences are reflected in medical claims expenses.

Note 2 — Organization and Summary of Significant Accounting Policies (continued)
Supplies inventory — Supplies inventory is stated at cost, determined by the average cost method, which is not in excess of market.
Property and equipment — Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which range from three to 40 years. Amortization of leasehold improvements is computed over the lesser of the lease term and the estimated useful lives of the assets and is included in depreciation and amortization expense.
Use of estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Income taxes — Effective January 1, 2006 PHSI, DVH, AVSC and CVMC, filed an election to convert corporate status from Sub chapter C corporations to Sub Chapter S of the Internal Revenue Code and state law. In addition, DVH, AVSC, CVMC and BMI are qualified Q subs of PHSI and are included in the PHSI consolidated income tax return for the year ended December 31, 2007. In lieu of corporate income taxes, the stockholders of PHSI will be taxed on their proportionate share of PHSI’s net income as defined by the Internal Revenue Code. HBH, LPIH, WAMC, MHMC, PHS, SOH, PVH, CHMC and PHAR are single member LLCs. Their taxable income and loss will be included in the PHSI consolidated income tax return for the year ended December 31, 2007. PHSI is subject to various state and franchise taxes. PHSI may disburse funds necessary to satisfy the stockholders’ estimated income tax liabilities.
DVMG, PHMI, SOMGM, CVMG and PVMG have elected to be taxed under the provision of subchapter S of the Internal Revenue Code and state law. Under these provisions, the entities do not pay corporate income taxes on their taxable income. However, the entities are subject to California franchise taxes. In addition, the stockholders’ of the entities are liable for individual federal and state income taxes on taxable income. The Company may disburse funds necessary to satisfy the stockholders’ estimated tax liability.

PRIME HEALTHCARE SERVICES, INC.
 AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 — Organization and Summary of Significant Accounting Policies (continued)
Cash and cash equivalents — The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.
Goodwill — Management evaluates goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flow approach and market approach, which uses comparable data. If the carrying amount of the reporting unit exceeds fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.
For the year ended December 31, 2007, the management of the Company determined that an impairment did not exist. However, if estimates or the related assumptions change in the future, the Company may be required to record impairment charges to reduce the carrying amount of this asset.
Fair value of financial instruments — The Company’s consolidated balance sheets include the following financial instruments: cash and cash equivalents, patient accounts receivable, notes receivable, accounts payable and accrued liabilities, and long-term liabilities. The Company considers the carrying amounts of current assets and liabilities in the consolidated balance sheets to approximate the fair value of these financial instruments and their expected realization. The carrying amount of notes receivable and long-term debt approximated their fair value, based on current market rates of instruments of the same risks and maturities.
Recent Accounting Pronouncements — In December 2007, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 141 (revised 2007), “Business Combinations” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” SFAS No. 141 (revised 2007) establishes principles and requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. In addition, SFAS No. 141 (revised 2007) requires that direct costs associated with an acquisition be expensed as incurred. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. Included in SFAS No. 160 is the requirement that noncontrolling interests be reported in the equity section of the balance sheet. These Statements become effective for the Company in fiscal year 2009. SFAS No. 160 and SFAS No. 141 (revised 2007) are not expected to have a material impact on the Company’s consolidated financial statements.

Note 2 — Organization and Summary of Significant Accounting Policies (continued)
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Statement has been subsequently amended by FASB Staff Position No.’s 157-1 and 157-2 to exclude lease classification or measurement (except in certain instances) from the scope of SFAS No. 157 and to defer the effective date of SFAS No. 157 for most nonfinancial assets and nonfinancial liabilities. This Statement becomes effective for the Company partially in fiscal year 2008 and partially in fiscal year 2009. Management has not yet determined if the Statement will have a material impact on its consolidated financial statements.
In June 2006, the Financial Accounting Standards Board (FASB) issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertain income tax positions accounted for in accordance with SFAS No. 109. The interpretation stipulates recognition and measurement criteria in addition to classification, interim period accounting and significantly expanded disclosure provisions for uncertain tax positions that are expected to be taken in a company’s income tax return. FIN 48 is effective for fiscal years beginning after December 15, 2007, our fiscal 2008. FIN 48 is not expected to have a material impact on the Company’s consolidated financial statements.
Note 3 — Net Patient Service Revenue
The Company has arrangements with third-party payors that provide for payments to the Company at amounts different from its established rates. A summary of the payment arrangements with major third-party payors are as follows:
Medicare — Inpatient acute-care services rendered to Medicare program beneficiaries are paid at prospectively determined rates per discharge. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Medicare reimburses the Company for covered outpatient services rendered to Medicare beneficiaries by way of an outpatient prospective payment system based on ambulatory payment classifications (“APCs”). The Company’s classification of patients under the Medicare program and the appropriateness of their admissions are subject to an independent review.

PRIME HEALTHCARE SERVICES, INC.
 AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 3 — Net Patient Service Revenue (continued)
Inpatient non-acute services, certain outpatient services, medical education costs, and defined capital costs related to Medicare beneficiaries are paid based, in part, on a cost reimbursement methodology. The Company is reimbursed for cost reimbursable items at a tentative rate with final settlement determined after submission of annual cost reports and audits thereof by the Medicare fiscal intermediary. The estimated amounts due to or from the program are reviewed and adjusted annually based on the status of such audits and any subsequent appeals. Differences between final settlements and amounts accrued in previous years are reported as adjustments to net patient service revenue in the year examination is substantially completed. These differences increased net patient service revenue by approximately $439,000 for the year ended December 31, 2007. The Company does not believe that there are significant credit risks associated with this government agency.
Medi-Cal — Inpatient services rendered to Medi-Cal program beneficiaries are reimbursed under a contract at a prospectively determined negotiated per diem rate. Outpatient services are reimbursed based upon prospectively determined fee schedules.
Other — the Company has also entered into agreements with certain commercial insurance carriers, health maintenance organizations, and preferred provider organizations. The basis for payment to the Company under these agreements includes prospectively determined rates per discharge, discounts from established charges and prospectively determined daily rates.
Laws and regulations governing the third party payor arrangements are extremely complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term. The net patient service revenue increased approximately $15,127,000 and $2,747,000 for the years ended December 31, 2007 and 2006, respectively due to removal of allowances previously estimated that are no longer necessary.
Note 4 — Acquisitions
During 2007 and 2006, the Company entered into the following acquisitions. All acquisitions have been accounted for using the purchase method of accounting. Operating results for each of the acquisitions have been included in the accompanying consolidated financial statements since the dates of acquisition.
On October 1, 2006 HBH entered into an asset purchase agreement with VHS of Huntington Beach, Inc. Pursuant to the agreement HBH acquired the operating assets and assumed certain current liabilities from VHS of Huntington Beach, Inc. The purchase price of $2,048,705 was paid through the assumption of liabilities. The acquisition expands and compliments the operations of the Company in Orange County, California.

Note 4 — Acquisitions (continued)
The following table presents the allocation of the aggregate purchase price:

Allocation at
October 1, 2006
Prepaids and other current assets	$300,861
Supplies inventory	395,162
Goodwill	1,352,681
Accrued liabilities	(2,048,704)

$—

On October 1, 2006 LPIH entered into an asset purchase agreement with VHS of Orange County, Inc. Pursuant to the agreement LPIH acquired the operating assets and assumed certain current liabilities from VHS of Orange County, Inc. The purchase price of $1,527,251 was paid through the assumption of liabilities. The acquisition expands and compliments the operations of the Company in Orange County, California.
The following table presents the allocation of the aggregate purchase price:

Allocation at
October 1, 2006
Prepaids and other current assets	$24,698
Supplies inventory	290,752
Goodwill	1,211,801
Accrued liabilities	(1,527,251)

$—

On October 1, 2006 WAMC entered into an asset purchase agreement with VHS of Anaheim, Inc. Pursuant to the agreement WAMC acquired the operating assets and assumed certain current liabilities from VHS of Anaheim, Inc. The purchase price of $2,667,653 was paid through the assumption of liabilities. The acquisition expands and compliments the operations of the Company in Orange County, California.

PRIME HEALTHCARE SERVICES, INC.
 AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4 — Acquisitions (continued)
The following table presents the allocation of the aggregate purchase price:

Allocation at
October 1, 2006
Prepaids and other current assets	$145,159
Supplies inventory	416,311
Goodwill	2,106,183
Accrued liabilities	(2,667,653)

$—

On March 1, 2007 PVH entered into an asset purchase agreement with Adventist Health (“Adventist”). Pursuant to the agreement PVH acquired the operating assets and assumed certain current liabilities from Adventist. The purchase price of $28,000,000 consisted primarily of cash and was financed through a sale lease back transaction (see Note 8). The acquisition expands the Company’s operations into San Diego County, California.
The following table presents the allocation of the aggregate purchase price:

Allocation at
March 1, 2007
Inventories	$500,000
Land	10,160,000
Building and Land Improvements	12,380,000
Equipment	4,710,000
Other — Covenant not to Compete	250,000

$28,000,000

On November 2, 2007 CHMC entered into an asset purchase agreement with CFHS Holdings, Inc. (“CFHS”) and Inglewood South Development Corp. (“ISDC”). Pursuant to the agreement CHMC acquired the property and equipment and inventory of CFHS and ISDC. The purchase price of $55,762,000 consisted primarily of cash and was financed through a sale leaseback transaction (see Note 8). The acquisition expands the operations of the Company into Western Los Angeles County.

Note 4 — Acquisitions (continued)
The following table presents the allocation of the aggregate purchase price:

Allocation at
November 2, 2007
Inventories	$1,000,000
Land	16,100,000
Building and Land Improvements	31,833,000
Equipment	6,829,000

$55,762,000

Note 5 — Concentration of Credit Risk
Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Company maintains cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed the $100,000 federally insured limit.
Patient accounts receivable at December 31, 2007 and 2006 are comprised of the following: government programs, primarily Medicare 41% and 31%, respectively, Medi-Cal 24% and 25%, respectively, healthcare maintenance and preferred provider organizations (managed care programs) 4% and 16%, respectively, and private pay and commercial insurance patients 31% and 28%, respectively. Management believes there is no credit risks associated with receivables from government programs. Receivables from managed care programs and others are from various payors who are subject to differing economic conditions and do not represent concentrated risks to the Company. Management continually monitors and adjusts the reserves associated with receivables, and does not require collateral. Losses due to bad debts have been within management’s estimates.

PRIME HEALTHCARE SERVICES, INC.
 AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 6 — Property and Equipment
Property and equipment consist of the following at December 31:

	2007	2006
Land	$26,210,000	$—
Buildings	51,383,935	519,917
Leasehold improvements	5,460,712	4,206,170
Equipment	68,757,631	39,294,764
Automobiles	3,387,746	3,273,016
Construction in progress (estimated cost to complete at December 31, 2007 is approximately $23,814,000)	8,292,297	2,663,488

	163,492,321	49,957,355

Accumulated depreciation and amortization	(26,825,848)	(18,985,161)

	$136,666,473	$30,972,194

Gross property and equipment includes approximately $16,482,000 and $1,906,000 of equipment under capital lease arrangements as of December 31, 2007 and 2006, respectively. Related accumulated amortization totaled approximately $4,473,000 and $588,000 as of December 31, 2007 and 2006, respectively.

Note 7 — Long-Term Debt
Long-term debt consists of the following as of December 31:

	2007	2006
Line of credit with City National Bank, secured by accounts receivable, interest payable monthly at an annual rate of prime (7.25% at December 31, 2007), due July 1, 2008.	$7,000,000	$6,000,000

Term loans with GE Commercial Finance, secured by various equipment, payable in monthly installments ranging from approximately $7,000 to $140,000 including interest at fixed interest rates ranging from 6.63% to 7.44% per annum, maturing in 2010.	4,526,344	6,111,616

Term loan with City National Bank, secured by equipment, interest payable monthly at an annual rate of prime (7.25% at December 31, 2007), principal payable in monthly payments of $116,667, maturing on August 1, 2010.	5,093,450	6,493,450

Bank note payable, secured by certain real estate, bearing interest at 5.75% per annum, payable in monthly payments of $1,258, maturing in August 2024.	154,903	160,457

Line of credit with Merrill Lynch, secured by accounts receivable, interest payable monthly at an annual rate of LIBOR + 3% (8.38% at December 31, 2006), maturing in September 2008.	—	3,000,000

Note payable with City National Bank, secured by equipment, bearing interest at LIBOR + 1.5% per annum (6.725% at December 31, 2007), principal payable in monthly payment of $34,377 starting September 1, 2007, maturing September 1, 2012.	3,638,679	2,062,645

Note payable with Medical Properties Trust secured by certain equipment and purchase options, bearing a fixed interest rate of 10.77% per annum. Interest only payments due monthly, principal balance due at maturity on December 30, 2020.	5,000,000	—

PRIME HEALTHCARE SERVICES, INC.
 AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7 — Long-Term Debt (continued)

	2007	2006
Note payable with Medical Properties Trust secured by certain equipment and purchase options, bearing a fixed interest rate of 9.75% per annum. Interest only payments due monthly, principal balance due at maturity on August 9, 2021.	5,000,000	—

Note payable with Medical Properties Trust secured by certain equipment and purchase options, bearing a fixed interest rate of 9.50% per annum. Interest only payments due monthly, principal balance due at maturity on November 8, 2021.	10,000,000	—

Line of credit with Healthcare Finance Group (“HFG”), secured by accounts receivable, interest payable monthly at an annual rate of LIBOR + 1.50% (6.725% at December 31, 2007), maturing in November 2009.	12,360,880	—

Line of credit with HFG, secured by accounts receivable, interest payable monthly at an annual rate of LIBOR + 1.50% (6.725% at December 31, 2007), maturing in December 2010.	5,091,377	—

Note payable with Medical Properties Trust secured by certain property and equipment and lease deposits, bearing a fixed interest rate of 9% per annum. Interest only payments due monthly, principal balance due at matuity on May 8, 2022.	25,000,000	—

	82,865,633	23,828,168

Less current portion	(28,323,213)	(9,093,668)

	$54,542,420	$14,734,500

Note 7 — Long-Term Debt (continued)
Aggregate annual principal maturities of long-term debt for the five years subsequent to December 31, 2007 are as follows:

Years ending December 31,
2008	$28,323,213
2009	3,993,064
2010	3,179,666
2011	1,666,669
2012	582,133
Thereafter	45,120,888

$82,865,633

In November 2007, the Company entered into a revolving loan agreement with HFG for an amount not to exceed $10,000,000. Interest on the outstanding borrowings is payable monthly at an annual rate of LIBOR plus 1.50%. The interest rate was 6.725% at December 31, 2007. The revolving loan is secured by accounts receivable of PVH. Under the terms of the agreement, PVH is required to maintain certain financial and non financial covenants. Management believes PVH was in compliance with loan covenants as of December 31, 2007. As of December 31, 2007, approximately $4,908,000 was available under this line of credit.
In December 2006, the Company entered into revolving loan agreements with HFG for three of its subsidiaries in amounts not to exceed $7,000,000, $7,000,000 and $10,000,000, respectively. Interest on the outstanding borrowings is payable monthly at an annual rate of LIBOR plus 1.50%. The interest rate was 6.725% at December 31, 2007. The revolving loans are secured by accounts receivable of the respective hospitals. Under the terms of the agreements, the respective hospitals are required to maintain certain financial and non financial covenants. Management believes the respective hospitals were in compliance with loan covenants as of December 31, 2007 and 2006. As of December 31, 2007, $1,946,101, $3,536,276 and $6,156,743, respectively was available under these lines of credit.
Additionally the Company has other financial covenants with its other lenders all of which the Company was in compliance with at December 31, 2007.

PRIME HEALTHCARE SERVICES, INC.
 AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 8 — Sales Lease-Back Liability
In May 2007 in connection with the acquisition of certain asset of Adventist (see Note 4) PVH sold the real estate and related hospital building acquired from Adventist. As part of the sale, PVH entered into a lease agreement to lease back the real estate and hospital building (“leased property”) which expires in May 2012. The lease has an option to extend the term of the lease for two additional five year periods. After ten years or at the end of the lease term PVH has the option to purchase the lease property for $25,000,000. If at the end of the lease term, including renewal terms, PVH does not exercise its option to purchase the leased property, PVH must pay to the lessor a lease make up payment equal to the difference between the then fair market value of the lease property and $25,000,000. Due to the guarantee included in the lease, the sale was recognized as a finance obligation under the provisions of SFAS No. 66, (“Accounting for Sales of Real Estate”). The proceeds of $23,000,000 were recorded as a Sales lease-back liability on the consolidated balance sheet as of December 31, 2007.
In November 2007 in connection with the acquisition of certain asset of CFHS (see Note 4) CHMC sold the real estate and related hospital building acquired from CFHS. As part of the sale, CHMC entered into a lease agreement to lease back the real estate and hospital building (“leased property”) which expires in November 2012. The lease has an option to extend the term of the lease for two additional five year periods. After ten years or at the end of the lease term CHMC has the option to purchase the leased property for $75,000,000. If at the end of the lease term, including renewal terms, CHMC does not exercise its option to purchase the leased property, CHMC must pay to the lessor a lease make up payment equal to the difference between the then fair market value of the leased property and $75,000,000. Due to the guarantee included in the lease, the sale was recognized as a finance obligation under the provisions of SFAS No. 66. The proceeds of $75,000,000 were recorded as a Sales lease-back liability on the consolidated balance sheet as of December 31, 2007.
Note 9 — Professional Liability and Workers Compensation Insurance
The Company has entered into an agreement with Desert Valley Insurance, LTD. (“DVIL”) and ACE Insurance Company to provide workers’ compensation insurance coverage for the Company. DVIL is affiliated with the Company through common ownership. Under the terms of the agreement DVIL is obligated to insure each workers’ compensation claim up to a maximum of $1,000,000 per claim. Losses in excess of $1,000,000 per claim are insured by ACE Insurance Company.

Note 9 — Professional Liability and Workers Compensation Insurance (continued)
The Company also entered into an agreement with DVIL to provide medical malpractice liability insurance on a claims-made basis. Under this policy, insurance premiums cover only those claims actually reported during the policy term. Should the claims made policy not be renewed or replaced with equivalent insurance, claims related to occurrences during the policy term but reported subsequent to the policy’s termination may be uninsured. Under the current policy the Company is covered up to a $3,000,000 per claim and $10,000,000 general aggregate limit with no amount deductible. The Company renewed its claims made policy with DVIL for the next policy year ending December 31, 2008, under which the Company will be covered up to a $1,000,000 per claim and $3,000,000 general aggregate limit with no amount deductible. Excess losses up to an additional $7,000,000 will be insured by AIG Insurance Company.
Accounting principles generally accepted in the United States of America require that a health care facility recognize the estimated costs of malpractice claims in the period of the incident of malpractice, if it is reasonably possible that liabilities may be incurred and losses can be reasonably estimated. The Company recognized an estimated liability based upon its claims experience to cover the Company’s potential exposure to incurred but unreported claims. The claim reserve is based on the best data available to the Company; however, the estimate is subject to a significant degree of inherent variability. The estimate is continually monitored and reviewed, and as the reserve is adjusted, the difference is reflected in current operations. Normal estimation differences between amounts previously recorded resulted in a decrease in insurance expense of $2,242,571 during the year ended December 31, 2007. While the ultimate amount of professional liability is dependent on future developments, management is of the opinion that the associated liabilities recognized in the accompanying consolidated financial statements is adequate to cover such claims. Management is aware of no potential professional liability claims whose settlement, if any, would have a material adverse effect on the Company’s consolidated financial position.
Due to the limitation of historical data on the entities recently acquired, the Company was not able to estimate a liability based upon the historical claims experience to cover the potential exposure of incurred but not reported liabilities. These entities were HBH, LPIH, WAMC, PVH and CHMC.
The Company has evaluated whether they are required to consolidate DVIL in accordance with FIN 46(R) as of December 31, 2007, and have determined that DVIL is not required to be consolidated.
Note 10 — Leases
The Company leases certain equipment under various non-cancelable operating and capital lease arrangements. Capital leases bear interest at rates ranging from 6.5% – 8.1%.

PRIME HEALTHCARE SERVICES, INC.
 AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 10 — Leases (continued)
On July 31, 2006 the Company entered into a non-cancelable operating lease for the MHMC hospital facility which expires July 31, 2021. The Company has an option to extend the term of the lease for three additional periods of five years each. The lease provides for a monthly base rent of $162,500, which is adjusted annually based on the greater of 2% or consumer price index.
On November 8, 2006 the Company entered into non-cancelable operating leases for HBH, LPIH and WAMC hospital facilities which expire November 8, 2021. These leases have an option to extend the term of the lease for three additional periods of five years each. The lease provides for a monthly base rent ranging from $98,900 to $197,900, which is adjusted annually based on the greater of 2% or consumer price index.
On February 12, 2007, the Company entered into a lease agreement with Prime A Investment LLC (“Prime A”), a related party under common ownership, to lease the DVH hospital building and land. The initial lease term is 180 months (15 years). The lease provides for a monthly base rent of $525,000, which is adjusted annually based on the greater of 2% or the consumer price index.
On March 1, 2007, the Company entered into a lease agreement with Prime A to lease the CVMC hospital building and land. The initial lease term is 180 months (15 years). The lease provides for a monthly base rent of $375,000, which is adjusted annually based on the greater of 2% or the consumer price index.
Lease expense, consisting primarily of building rent and equipment leases, amounted to approximately $32,709,000 and $19,063,000 for the years ended December 31, 2007 and 2006 respectively.

Note 10 — Leases (continued)
Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2007 are:

		Operating
	Capital	Lease
Years ending December 31,	Leases	Commitments
2008	$3,728,009	$30,456,939
2009	3,632,667	28,642,133
2010	3,578,092	26,592,257
2011	3,447,411	25,534,283
2012	3,237,080	25,422,835
Thereafter	—	234,418,743

Total minimum lease payments	17,623,259	$371,067,190

Less amounts representing interest	(2,444,066)

	15,179,193

Less current portion	(2,942,322)

	$12,236,871

PRIME HEALTHCARE SERVICES, INC.
 AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11 — Related Party Transactions
Notes receivable from related parties as of December 31:

	2007	2006
Notes receivable from Action Collection, unsecured, non interest bearing, due on demand.	$3,922	$3,561

Short term unsecured advances to employees, non interest bearing, due on demand	127,757	272,169

Receivable from DVIL, related to expenses incurred in excess of deductibles.	492,388	433,080

Notes receivable from Prime A, unsecured, non interest bearing, due on demand.	35,762,558	9,241,612

Various	5,940	11,813

Less: notes receivable from Prime A classified as contra-equity.	(35,762,558)	(9,000,000)

	$630,007	$962,235

Note 11 — Related Party Transactions (continued)
Notes payable to related parties as of December 31:

	2007	2006
Notes payable to stockholder, unsecured, bearing interest at 7.25% as of December 31, 2007, payable on demand.	$9,000,000	$—

Notes payable to Prime A, unsecured, non interest bearing, payable on demand.	317,668	5,133,463

Payable to DVIL, related to the financing of insurnce premiums.	—	273,535

Notes payable to Action Collection, unsecured, non interest bearing, due on demand.	355,503	168,413

Various	—	94,374

	$9,673,171	$5,669,785

The Company uses the services of Action Collection, a related party collection agency to collect delinquent patient accounts receivable. For the years ended December 31, 2007 and 2006, agency fees paid to the related party totaled $2,661,348 and $2,009,581, respectively.
The Company entered into agreements with DVIL to provide workers’ compensation insurance coverage and commercial malpractice liability insurance on a claims-made basis (see Note 9). Insurance premiums paid to DVIL totaled $25,056,689 and $33,421,594 for the years ended December 31, 2007 and 2006, respectively. The Company gets reimbursement from DVIL for workers’ compensation insurance deductibles paid on behalf of DVIL.
The Company leases certain office buildings and parking facilities from Prime A. The leases are for five year terms. Rent expense incurred under these leases was $1,247,851 and $985,025 for the years ended December 31, 2007 and 2006, respectively.
During 2007, the Company entered into agreements with Prime A to lease the hospital buildings and land at DVH and CVMC. The leases are for 15 year terms (see Note 10). Rent expense incurred under these leases totaled approximately $9,874,000 for the year ended December 31, 2007.

PRIME HEALTHCARE SERVICES, INC.
 AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11 — Related Party Transactions (continued)
The Company purchased medical supplies from a related party within the normal course of business. The related pharmaceutical company was sold to an unrelated party in June 2006. For the years ended December 31, 2006, medical supplies purchased from the related party totaled $309,035.
During 2007, the Company advanced $35,463,745 to Prime A of which substantially all was funded directly from the lender Medical Properties Trust (see Note 7). The advances are unsecured, due on demand and bear no interest. For financial reporting purposes the advances are being reflected as a reduction in stockholders’ equity.
During 2006, the Company advanced $9,000,000 to its chief executive officer and stockholder. The advances are unsecured, due on demand and bear interest at 6% per annum. For financial reporting purposes the advances are being reflected as a reduction in stockholders’ equity. These advances were paid back to the Company in 2007.
Note 12 — Retirement Savings Plan
The Company has a defined contribution pension plan covering substantially all of its employees. The Company’s contribution to the plan is at the Company’s discretion but limited to the maximum amount deductible for federal income tax purposes under the applicable Internal Revenue Code. During the years ended December 31, 2007 and 2006, the Company made contributions of $1,569,334 and $797,168, respectively, to the plan.
Note 13 — Contingencies
The Company is aware of certain asserted and unasserted legal claims arising in the normal course of business. While the outcome cannot be determined at this time, it is management’s opinion that the liability, if any, from these actions will not have a material adverse effect on the Company’s financial position.

Note 13 — Contingencies (continued)
The health care industry is subject to numerous laws and regulations of federal, state, and local governments. Compliance with such laws and regulations can be subject to future government review and interpretation, as well as regulatory actions unknown or unasserted at this time. These laws and regulations include, but are not limited to, accreditation, licensure, and government health care program participation requirements, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Recently, government activity has increased with respect to investigations and allegations concerning possible violations of fraud and abuse statutes and regulations by health care providers. Violations of these laws and regulations could result in exclusion from government health care program participation, together with the imposition of significant fines and penalties, as well as significant repayment for past reimbursement for patient services received. While the Company is subject to similar regulatory review, there are no reviews currently underway and management believes that the outcome of any potential regulatory review will not have a material adverse effect on the Company’s financial position.
Management believes that the Company is in compliance with government laws and regulations related to fraud and abuse and other applicable areas. While no material regulatory inquiries have been made, compliance with such laws and regulations can be subject to future governmental review and interpretation, as well as regulatory actions unknown or unasserted at this time.
Note 14 — Legislation
The Health Insurance Portability and Accountability Act (HIPAA) was enacted on August 21, 1996, to assure health insurance portability, reduce health care fraud and abuse, guarantee security and privacy of health information and enforce standards for health information. Organizations were required to be in compliance with certain HIPAA privacy provisions beginning April 2003. Organizations are subject to significant fines and penalties if found not to be compliant with the provisions outlined in the regulations. Management believes that the Company is in compliance with HIPAA.

PRIME HEALTHCARE SERVICES, INC.
 AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 15 — Income taxes
The components of the provision (benefit) for income taxes for the years ended December 31, are as follows:

	2007	2006
Current
Federal	$—	$—
State	1,249,091	64,521

	1,249,091	64,521

Deferred expense
Federal	$—	$(2,497,300)
State	—	(440,700)

	—	(2,938,000)

	$1,249,091	$(2,873,479)

The income tax benefit for the year ended December 31, 2006 is the result of the Company’s change in corporate status from Subchapter C to Subchapter S of the Internal Revenue Code (see Note 2).
Note 16 — Proceedings Under Chapter 11
On June 30, 2005 the bankruptcy court approved CVMC’s plan of reorganization from Chapter 11 bankruptcy. Pursuant to the plan CVMC will make payments in full to all creditors with approved pre-petition claims and consummate the plan through its continued operations.
The accounts of CVMC included pre-petition liabilities of $1,219,450 as of December 31, 2006. These liabilities were extinguished during 2007. Pre-petition liabilities included claims that are expected to be settled as part of the plan of reorganization. Pre-petition liabilities consisted primarily of trade accounts payable to unsecured creditors.
Gain on extinguishment of debt of $0 and $104,447 for the years ended December 31, 2007 and 2006, respectively, represents pre-petition claims that have been discharged by the bankruptcy court or reductions in pre-petition claims resulting from settlement agreements between CVMC and the creditors.

Note 17 — Discontinued Operations
On April 19, 2007, AVSC entered into an Asset Purchase Agreement (“Agreement”) with St. Mary Medical Center to sell its assets with the exception of Cash and Accounts Receivable. The revenue and operating expenses attributable to AVSC for the years ended December 31, 2007 and 2006 are reported separately in the consolidated statements of income under discontinued operations. Revenues, income before income taxes, income tax expenses, and net income (loss) generated by this discontinued operation prior to its disposition were as follows for the years ended December 31, 2007 and 2006:

	2007	2006
Revenues	$303,801	$931,829
Income (loss) before income taxes	216,088	(377,343)
Income tax expense	—	—

Net income (loss) from discontinued operations	$216,088	$(377,343)

Assets and liabilities associated with the AVSC as of December 31, 2007 and 2006 have been segregated from continuing operations and presented as assets and liabilities of discontinued operations in the consolidated balance sheets. Assets and liabilities of the discontinued operations as of December 31, 2007 and 2006 were as follows:

Current assets	$145,220	$240,670
Property and equipment, net	—	73,071
Current liabilities	(417)	(35,027)

Net assets of discontinued operations	$144,803	$278,714

Note 18 — Subsequent Events
On April 7, 2008, the Company entered into an Asset Sale Agreement with Amisub of California, Inc., and AMI/HTI Tarzana Joint Venture pursuant to which the Company agreed to acquire the real property and assets comprising the Encino Campus of the Encino Tarzana Regional Medical Center for a purchase price of $9 Million. The transaction contemplated by the Asset Sale Agreement was consummated on June 1, 2008.

PRIME HEALTHCARE SERVICES, INC.
 AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 18 — Subsequent Events (continued)
On May 13, 2008, the Company entered into an Asset Sale Agreement with Medical Center of Garden Grove, San Dimas Community Hospital, Eastern Professional Properties, and Tenet HealthSystem Medical, Inc., pursuant to which the Company agreed to acquire Garden Grove Hospital & Medical Center and San Dimas Community Hospital as well as adjacent medical office buildings at both hospitals for $40,500,000. The transaction contemplated by the Asset Sale Agreement was consummated on July 1, 2008.